

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 05, 2018

Via E-mail
John L. Sennott, Jr.
Chief Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, NY 10018

> **Re: Alleghany Corporation**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **File No. 001-09371**

Dear Mr. Sennott:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   You state on page 37 of the 10-K that Marsh & McLellan Companies accounted for approximately 16% of your gross premiums written in 2017 and that the loss of business from Marsh & McLellan Companies could have a material adverse effect on your business. Marsh & McLellan Companies, in a publicly available letter to the staff dated August 19, 2016, stated that it had revenues for insurance broking services provided to the Sudanese and Syrian missions to the United Nations and reinsurance placements made with a Sudanese insurer.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance